FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

WEALTH MINERALS LTD.

Suite 1901, 1177 West Hastings Street

Vancouver, B.C.

V6E 2K3

Item 2.	Date of Material Change

May 3, 2006

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is May 3, 2006.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via CCN Matthews, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer has completed a regional exploration program in the San Jorge Basin, Chubut and Santa Cruz provinces, Argentina.

Item 5.	Full Description of Material Change

The Issuer has recently completed a program of reconnaissance prospecting and mapping in the San Jorge Basin in the provinces of Chubut and Santa Cruz, Argentina.

The Issuer has been actively engaged in exploration for uranium in Argentina since mid 2005, principally in northwestern Argentina, but also in other parts of the country.  The Issuer quickly recognized the San Jorge Basin as having excellent exploration potential for uranium, as well as having been under explored.

The San Jorge Basin is defined by a sequence of continental and tuffaceous, clastic sediments of Cretaceous age (the Chubut Group) which unconformably overlies a basement of Jurassic and older rocks.  The basin measures roughly 400 km (N-S) by about 270 km (E-W), a surface area of about 170,000 sq. km.

A number of uranium occurrences were discovered in the basin by CNEA (the Argentine National Atomic Energy Authority) as a result of regional exploration completed by this organization during the 1960's through to the late 1990's.  A number of these occurrences were investigated in detail by geological and geophysical surveys, drilling and bulk sampling.  One occurrence in particular, the Cerro Solo deposit, has a quoted resource and pre-feasibility study and is reported to contain in the order of 10 million pounds of uranium with additional recoverable values in molybdenum according to a published report by CNEA.

As a result of its regional reconnaissance program, the Issuer has recognized certain predictable structural and stratigraphic controls on uranium mineralization and has located numerous, previously undocumented, uranium occurrences in this basin.  These showings occur within horizons previously known to host uranium mineralization as well as newly defined stratigraphic levels.  Mineralization is manifested by zones of anomalous radioactivity frequently containing visible uranium or uranium-vanadium minerals.  Selected grab samples have returned values in uranium and vanadium assaying in the range of less than 100 ppm to more than 10,000 ppm (1%). Of a total of 219 samples submitted for analysis, 59 reported values greater than 100 ppm U; 47 reported values greater than 200 ppm U and 33 reported values greater than 500 ppm U (0.05% or 1 pound per ton) to a maximum of +10,000 ppm U (limits of detection). The same 219 samples returned vanadium values as follows: 77 greater than 100 ppm; 33 greater than 200 ppm and 15 greater than 500 ppm to a maximum of +10,000 ppm (samples assaying greater than 10,000 ppm have to be re-analysed to give a precise value).

Samples were collected from unmineralized rock to give an idea of background levels for various rock units as well as from occurrences of radioactive rock (as determined by a scintillometer).

There was no specific sampling density as this was a reconnaissance exploration program; rather during the course of routine geological traverses or measuring of specific sections, various horizons were sampled as background material and zones of anomalous radioactivity were selectively sampled.

All samples collected were rock chips from outcrop. The samples were collected by seasoned prospectors and geologists, placed in plastic sample bags and kept in the Issuer’s possession until driven by Issuer personnel to the laboratories of Alex Stewart (Assayers) Argentina, S.A. in Mendoza (city), Argentina. The Issuer’s consultants have inspected the laboratory facilities and are satisfied with the protocols used. A recognized system of duplicate samples, blank samples and standards is used to ensure quality control. All samples are crushed and pulverized and a subsample is subjected to aqua regia digestion with analysis by ICP (inductively coupled plasma spectoscopy).

To protect these newly discovered occurrences, the Issuer has applied for a number of exploration concessions in various parts of the San Jorge Basin.

The Issuer is very encouraged by this exploration success and is planning to complete an airborne geophysical survey over selected parts of its holdings during the coming months.  Extensive ground follow-up will be necessary to completely evaluate these widespread new discoveries.  This phase of more detailed work is expected to commence in September 2006.

James M. Dawson, P. Eng., the Issuer’s consulting geologist and a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this material change report.  Mr. Dawson is not independent of the Issuer by virtue of being a shareholder and the holder of stock options.

The surface sampling programs on the San Jorge Basin project were supervised by N.C. Aspinall, P.Eng., who, together with Mr. Dawson, designed and is responsible for all aspects of the San Jorge Basin reconnaissance program.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Jerry Pogue, Acting President

Business Telephone No.:  (604) 331-0096

Item 9.	Date of Report

May 3, 2006